Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2009

The following management’s discussion and analysis (“MD&A”), which is dated as of April 28, 2010, provides a review of the activities, results of operations and financial condition of Loncor Resources Inc. (formerly Nevada Bob’s International Inc.) (the “Company”) as at and for the financial year of the Company ended December 31, 2009 (“fiscal 2009”) in comparison with those as at and for the financial year of the Company ended December 31, 2008 (“fiscal 2008”), as well as future prospects of the Company.  This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2009 and fiscal 2008.  As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward-Looking Statements

The following MD&A contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineralization and future plans and objectives of the Company) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in equity markets, changes in commodity prices, fluctuations in currency exchange rates, inflation, political developments in the Democratic Republic of the Congo (the “DRC”), changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data and the other risks involved in the mineral exploration business.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is engaged in the exploration of gold and platinum properties.  The Company’s main exploration focus is in the North Kivu, Orientale and Bas Congo provinces of the DRC where the Company holds or controls rights under 70 exploration permits (“PR”), directly through a wholly-owned DRC subsidiary, Loncor Resources Congo SPRL, or under option agreements with the holders of the PRs.

During fiscal 2009 and up to the date of this MD&A, the Company carried out exploration activities at its Ngayu, North Kivu and Bas Congo projects.  Exploration consisted of gridding, mapping, and soil, stream and rock sampling within the exploration permit areas.

In February 2010, the Company completed a brokered private placement financing involving the issuance of 8,166,500 units of the Company at a price of Cdn$1.25 per unit for aggregate gross proceeds of Cdn$10,208,125 (the "Brokered Placement").  Each such unit is comprised of one common share of the Company and one-half of one common share purchase warrant of the Company.  Each full warrant (a "Warrant") is exercisable into one additional common share of the Company at a price of Cdn$1.45 for a period of 24 months.  GMP Securities L.P. as lead agent, together with CI Capital Markets Inc. and Salman Partners Inc., acted as the Company's agents in connection with the Brokered Placement.

Also in February 2010, the Company completed a non-brokered private placement financing involving the issuance to Newmont Mining Corporation of Canada Limited of 4,000,000 units of the Company at a price of Cdn$1.25 per unit for aggregate gross proceeds of Cdn$5,000,000 (the "Non-Brokered Placement").  The units issued under the Non-Brokered Placement have the same terms as the units issued under the Brokered Placement.

In October 2009, the Company announced the appointment of Peter Cowley as President and Chief Executive Officer of the Company.  Mr. Cowley has also been appointed to the board of directors of the Company.  Kevin Baker stepped down as President and Chief Executive Officer, but remains a non-executive director of the Company.  Arnold Kondrat has been appointed Executive Vice President of the Company and relinquished the title of Chairman of the Board of the Company.  In connection with Mr. Cowley’s appointment as a director of the Company, Geoffrey Farr stepped down as a director of the Company but remains Corporate Secretary of the Company.

In September 2009, the Company announced the appointment of Simon Village as a director of the Company and Martin Jones as Vice President, Corporate Development of the Company.

Also in September 2009, the Company completed a non-brokered private placement of 3,000,000 common shares at a price of Cdn$0.75 per share for proceeds to the Company of Cdn$2,250,000.

Mineral Properties in the Democratic Republic of the Congo

The Company’s exploration activities in the DRC are currently focused on the following projects:

Ngayu Project

The Ngayu Project covers an area of 4,550 square kilometers and is found within the Orientale Province northeast of the DRC, approximately 270 kilometers northeast of Kisangani. The Ngayu Project covers most of the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaean craton that includes the Kilo and Moto greenstone belts. These Archaean greenstone belts are northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

The Company has an option agreement with Rio Tinto Exploration RDC Orientale SPRL on the gold rights at Ngayu covering 14 PRs (4,550 square kilometers).

In a press release dated March 30, 2010, the Company announced that it established the main Ngayu exploration camp in February 2010 at the Yindi prospect, located in the southwest corner of the project area. Company geologists have to date delineated a multiple swarm of sub-vertical gold bearing quartz veins at Yindi over a strike length of 2,000 metres (open along strike to the northwest and southeast) and with a total width of approximately 250 metres. Individual quartz veins have thicknesses from 0.1 to 2.0 metres and extend up to 700 metres in length. Quartz vein host rocks include interbedded talc sericite schists, quartz sericite schists and altered banded ironstone formations (BIF). Visible gold has been observed in a number of workings which are currently being exploited by artisanal miners.

The Company has embarked on a soil sampling geochemical program and an adit sampling program on a grid covering five by two kilometres and which also corresponds to a discrete magnetic high. The Company estimates that geochemical and adit sampling will be completed and drill targets delineated at Yindi by the end of June 2010.

Reconnaissance exploration has commenced at other parts of the Ngayu belt using historical reports and magnetic and radiometric airborne data from a fixed wing survey which was undertaken in 2009 at a spacing of 400 metres. Other prospects at Ngayu with hardrock gold occurrences to be explored during 2010 include Makapela, Mambati, Babeyru and Anguluku.

North Kivu Project

The North Kivu Project is situated in the North Kivu Province in eastern DRC to the northwest of Lake Edward and consists of 54 PRs totaling 17,760 square kilometers. Historical data has been compiled from the colonial period and outlined ten gold prospects for follow-up, the most prospective being the Manguredjipa prospect where 300,000 ounces of alluvial gold was mined during the colonial period. Other gold prospects warranting follow up include Lutunguru, Lubero, Makwasu, Lutela, Bilolo, Manzia, Mohanga and Ludjulu.

In addition to gold, there are a number of alluvial platinum occurrences in the project area including the type locality for the platinum selenide mineral luberaoite near Lubero. To date no primary source has been found for alluvial platinum occurrences.

The North Kivu Project 2010 exploration program will focus on the most advanced gold prospect at Manguredjipa, which started in 2009 in the vicinity of the known gold occurrences. In addition, more regional exploration will be undertaken on the additional nine identified gold prospects found elsewhere within the North Kivu Project permits areas based on geophysical data and historical data. Follow up will also be undertaken on platinum occurrences, especially in the Lubero area to determine the primary source of this metal.

Although the priority is gold and platinum, the North Kivu Project permit areas also have a number of niobium, rare earths, tantalum, copper, iron and diamond occurrences. Rock sampling and geological mapping will be undertaken on some of these, including the Bingo carbonalite that contains significant amounts of pyrochlore (niobium/tantalum), to determine whether more detailed follow up is required.

Bas Congo Project

The Company’s Bas Congo gold project consists of two exploration permits which are located in the Mayumbe region of Bas Congo Province, DRC approximately 250 kilometers west of Kinshasa.

In July 2009, the Company commenced Phase II of its recommended gold exploration program at its exploration permit areas in the Bas Congo province of the DRC.  A total of 417 soil/saprolite samples and 12 rock samples were collected on the Block B target containing a local topographic elevation which appears to be the source of a number of gold bearing streams. This exploration program identified minor low order soil geochemical anomalies on PR 2842 which are not currently considered a priority for the Company compared to the Ngayu and North Kivu projects.

Additional information with respect to the Company's Bas Congo properties is contained in the technical report prepared by the Company’s consulting geologists, Venmyn Rand (Pty) Limited of Johannesburg, South Africa, which report is dated January 31, 2008 and entitled "National Instrument 43-101 Technical Report on the Properties held by Loncor Resources Congo SPRL in the Bas Congo Province of the Democratic Republic of Congo". A copy of this report may be obtained from SEDAR at www.sedar.com.

Qualified Person

Peter N. Cowley, F.I.M.M.M, the Company’s President and Chief Executive Officer, is the "qualified person" (as such term is defined in National Instrument 43-101) responsible for the technical information in this MD&A.

Acquisition

On June 6, 2008, the Company (formerly Nevada Bob’s International Inc.), announced that it had entered into a letter of intent to acquire all of the outstanding shares of Loncor Resources Inc. (“Old Loncor”). The letter of intent established the terms and conditions upon which the parties thereto entered into a definitive agreement to complete the transaction.  The transaction was subject to TSX Venture Exchange (the “Exchange”) approval and acceptance of the Company’s shareholders in accordance with the Exchange's rules.  The sole shareholder and director of Old Loncor was Arnold T. Kondrat, who is Executive Vice-President (he was Chairman of the Board of the Company at the time of the transaction), a director and, to the knowledge of the Company, the largest shareholder of the Company.  On August 18, 2008, the Company announced that it had entered into a definitive share purchase agreement with respect to the acquisition of Old Loncor.  The acquisition was then completed on November 28, 2008.  The Company issued to Mr. Kondrat 3,000,000 common shares of the Company valued at $0.17 per share, representing a deemed aggregate purchase price of $510,000, as the consideration for the acquisition by the Company of all of the outstanding shares of Old Loncor.  The transaction constituted a change of business for the Company under the policies of the Exchange, resulting in the Company becoming a mineral resource exploration issuer.  Immediately following the completion of the transaction, the Company amalgamated with Old Loncor under the Ontario Business Corporations Act and, pursuant to the amalgamation, changed its name from Nevada Bob's International Inc. to Loncor Resources Inc.

The total consideration and transaction costs have been allocated to the fair value of assets and liabilities acquired as follows:

Total consideration and transaction costs:

Issuance of 3,000,000 common shares	$510,000
Transaction costs	107,957
Purchase Price	$617,957

Fair value of assets and liabilities:

Cash	$2,394
Prepaid and other deposits	1,682
Capital assets	552
Mineral properties – restated (1)	3,935,658
Accounts payable – restated (1)	(197,394)
Notes payable	(2,246,400)
Future tax liability – restated (1)	(422,694)
Due to related parties	(455,841)
Fair value of net assets acquired	$617,957

(1)  Restatement – The 2008 accounts payable on acquisition was corrected for an error of $107,957 which decreased mineral properties by $154,224, and accounts payable accrued on acquisition by $107,957.  As a result of this correction, the future tax liability decreased by $46,267.  This restatement had no impact on the net loss or on loss per share.

Selected Annual Information

The following financial data, which has been prepared in accordance with Canadian generally accepted accounting principles, is derived from the Company’s audited consolidated financial statements as at and for each of the three most recently completed financial years.  The Company's reporting and measurement currency is the United States dollar.

	2009	2008	2007
		(Restated)

Total revenue	$1,129	$166,003	$142,556
Net loss	$(1,010,891)	$(371,122)	$(186,191)
Net loss per share	$(0.04)	$(0.01)	$(0.01)
Total assets	$6,619,681	$5,648,984	$1,982,882
Total long-term financial liabilities	$-	$2,922,837	$-

The revenues set out in the above table relate to the licensing business which the Company operated prior to the Company's acquisition of Old Loncor on November 28, 2008 (see "Acquisition" above).  As a result of this acquisition, the Company is now in the mineral exploration business.  There is no expectation of revenues in respect of its mineral properties in the foreseeable future.

The Company’s net loss for fiscal 2009 increased to $1,010,891 from a net loss of $371,122 recorded during fiscal 2008 mainly as a result of increased activities due to the change of business activities following the acquisition of Old Loncor. The net loss during fiscal 2009 was significantly impacted by increased interest and bank charges, consulting fees, salaries and stock based compensation expenses.

With respect to the Company's former licensing business, the Company did not generate profits from operations.  Revenues in respect of this business, which were mainly derived from licensing royalties, increased during fiscal 2008 compared to fiscal 2007 as a result of the development of new products, but remained insufficient to offset operating costs.

Results of Operations

For fiscal 2009, the Company reported a net loss of $1,010,891 compared to a net loss of $371,122 reported for fiscal 2008.  Expenses capitalized to mineral properties following the acquisition of Old Loncor are discussed below under “Deferred Exploration Expenditures”.  Significant changes in expenses occurred during fiscal 2009 in the expense categories described below as compared to fiscal 2008:

Professional fees
Professional fees, comprising mainly legal and audit fees, increased to $227,026 during fiscal 2009 from $208,509 recorded for fiscal 2008, due to increased legal and audit expenses incurred in relation to the Company’s general corporate activities, including compliance with securities regulatory requirements.

Licensing fees
No licensing fees were incurred in fiscal 2009 as the company disposed of virtually all of its licensing business assets in prior years. During fiscal 2008, licensing fees of $102,640 were recorded in connection with the development of new products and distribution lines related to the Nevada Bob’s trademarks.

Interest and bank charges
Interest and bank charges increased to $145,460 for fiscal 2009 from $13,099 for fiscal 2008. Interest charges were mainly accrued in connection with outstanding note payable totaling $2,246,400 acquired pursuant to the acquisition by the Company of Old Loncor during fiscal 2008.

Consulting fees
Consulting fees of $99,446 were incurred during fiscal 2009 in connection with the Company’s strategic planning and other corporate advice. $77,955 representing the fair value of stock options granted to consultants under the Company’s Stock Option Plan was included in this expense category. There were no consulting fees incurred during fiscal 2008.

Stock based compensation
During fiscal 2009, the Company recognized in the statement of operations as an expense $197,654 representing the fair value at the date of grant of stock options granted to employees, directors and officers of the Company with respect to the stock options issued during fiscal 2009. There were no stock based compensation expenses during fiscal 2008.

Foreign exchange gain/loss
The Company recorded a foreign exchange loss of $48,863 during fiscal 2009, compared to a foreign exchange gain of $43,262 recorded during fiscal 2008, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the quarters of fiscal 2009 and fiscal 2008.  This financial information has been prepared in accordance with Canadian generally accepted accounting principles.  The Company's reporting and measurement currency is the United States dollar.

	2009
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Total revenue	$64	$-	$1,065	$-
Net loss	$(508,862)	$(179,265)	$(207,838)	$(114,926)
Net loss per share	$(0.02)	$(0.01)	$(0.01)	$(0.00)
	2008
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Total revenue	$166,003	$-	$-	$-
Net loss	$(105,377)	$(72,927)	$(129,608)	$(63,210)
Net loss per share	$(0.00)	$(0.00)	$(0.01)	$(0.00)

The Company’s net loss in the fourth quarter of 2009 was $329,597 higher than the net loss recorded in the third quarter of 2009.  This increase was mainly due to stock option expense of $197,654, an increase in professional fees of $93,955 and the payment of $49,275 in salaries during the fourth quarter of 2009.  The decrease in the Company’s net loss in the third quarter of 2009 as compared to the second quarter of 2009 was primarily due to a foreign exchange loss in the third quarter that was $30,825 lower than the foreign exchange loss that was recorded in the second quarter.  The increase in the Company's net loss in the second quarter of 2009 as compared to the first quarter of 2009 was primarily due to a foreign exchange loss of $66,780 recorded in the second quarter of 2009 in comparison to a foreign exchange gain of $43,646 recorded in the first quarter of 2009.  The Company’s net loss in the first quarter of 2009 was consistent with the net loss incurred in the fourth quarter of 2008.  The Company’s net loss incurred during the fourth quarter of 2008 did not significantly vary from the net loss recorded during the third quarter of 2008 as increased expenses were offset by royalty revenues recorded during the period.  During the third quarter of 2008, the Company’s net loss decreased by $56,681 compared to the second quarter of 2008.  The Company recorded a foreign exchange gain of $7,497 compared to a foreign exchange loss of $20,515 that was recorded in the second quarter of 2008.  For the second quarter of 2008, the Company’s net loss increased by $66,398 compared to the first quarter of 2008.  During the second quarter of 2008, the Company’s results were impacted by a foreign exchange loss of $20,515 compared to a foreign exchange gain of $33,893 incurred during first quarter of 2008 due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Liquidity and Capital Resources

The Company generates limited revenues and relies primarily on equity financings to fund its activities.  Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

As at December 31, 2009, the Company had cash of $1,536,166 and a working capital deficit of $1,369,099, compared to cash of $1,606,445 and working capital of $1,189,785 as at December 31, 2008.

The Company’s cash and working capital positions were improved with the Company’s February 2010 Brokered Placement and Non-Brokered Placement, which raised gross proceeds to the Company of Cdn$15,208,125 in the aggregate.

During fiscal 2009, the Company incurred cash exploration expenditures of $953,349. A breakdown of these exploration expenditures is presented below under “Deferred Exploration Expenditures”.

The Company’s cash position is sufficient to fund its proposed exploration program until the first quarter of 2011. The Company will need to raise additional funds to meet its financial obligations and to continue its exploration programs beyond the first quarter of 2011. There is no assurance that such financing will be available on acceptable terms, if at all.

Subsequent to the February 2010 financings, the Company repaid all of the notes payable outstanding at December 31, 2009 in the amount of $2,403,508.

Deferred Exploration Expenditures

The following table provides a breakdown of the Company's deferred exploration expenditures incurred during 2008:

	Bas Congo Project	North Kivu Project	Total

Balance 11/28/2008 (restated)	$797,204	$3,138,454	$3,935,658

Geology	-	10,500	10,500
Travel	-	690	690
Interest and bank charges	-	987	987
Consulting fees	1,250	3,750	5,000
Salaries	-	5,000	5,000
Amortization	108	-	108
Subtotal – 2008	1,358	20,927	22,285
Balance 12/31/2008	$798,562	$3,159,381	$3,957,943

The following table provides a breakdown of the Company's deferred exploration expenditures incurred during 2009:

	Bas Congo Project	North Kivu Project	Ngayu Project	Total

Balance 12/31/2008	$798,562	$3,159,381	$-	$3,957,943

Field camps	5,328	57,007	11,594	73,929
Geochemistry	-	22,846	-	22,846
Geology	-	39,119	-	39,119
Professional fees	-	45,200	-	45,200
Business promotion	600	20,539	1,700	22,839
Travel	7,103	235,142	10,999	253,244
Office and sundry	10,868	45,943	539	57,350
Interest and bank charges	554	16,126	-	16,680
Consulting fees	22,750	128,950	-	151,700
Salaries	14,551	236,187	1,201	251,939
Stock based compensation	-	-	40,749	40,749
Amortization	-	2,361	-	2,361
Other	5,655	12,273	575	18,503
Subtotal	67,409	861,693	67,357	996,459
Balance 12/31/2009	$865,971	$4,021,074	$67,357	$4,954,402

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at April 28, 2010, the Company had outstanding 42,919,747 common shares, 6,083,250 Warrants, 3,590,000 stock options to purchase common shares of the Company and 489,990 compensation options (which were granted to the agents as part of their consideration for their services under the Brokered Placement and which are equal to 6% of the number of units sold under the Brokered Placement).  Each such compensation option entitles the holder to purchase one unit of the Company (an "Agents' Unit") at a price of Cdn$1.35 until February 18, 2012.  The Agents' Units have the same terms as the units issued under the Brokered Placement except that the warrants comprising part of the Agents' Units are non-transferable.

Related Party Transactions

During the year ended December 31, 2009, the Company accrued management fees to two directors and officers of the Company in the amount of $189,731 (December 31, 2008 - $226,296).  At December 31, 2009, the balance outstanding of unpaid management fees payable by the Company to such directors and officers was $478,140 (December 31, 2008 - $663,795).

In addition, an amount of $32,727 was due to related companies (December 31, 2008 - $20,363 due from related companies) with common directors.
An amount of $7,079 due to a director of the Company was included in accounts payable as at December 31, 2009.

All amounts due to and from related parties are unsecured, non-interest bearing and are repayable on demand. All related party transactions occurred in the normal course of business and are measured at the exchange value, which is the amount of compensation established and agreed to by the related parties.

Also see the discussion above under “Acquisition” with respect to the acquisition by the Company of Old Loncor from the Chairman of the Board of the Company in November 2008.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of the recoverable value of its mineral properties and related deferred exploration expenditures and the valuation of stock-based compensation.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The Company’s recoverability of the recorded value of its mineral properties and associated deferred exploration expenses is based on market conditions for minerals, any underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal, and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

Future Accounting Standards

Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants (the "CICA") issued handbook Section 1582, “Business Combinations”, which is effective for business combinations with an acquisition date after January 1, 2011.  The standard requires the additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure.  The impact of Section 1582 is expected to have a material impact on how prospective business combinations are accounted for.  Additionally, as part of the application of 1582, companies will be required to adopt CICA handbook Section 1601, "Consolidated Financial Statements” and Section 1602, "Non-Controlling Interests”.  These sections will require that a non-controlling interest be presented as part of shareholders' equity on the balance sheet and the controlling parent will be required to present 100 percent of the subsidiary’s results in the statement of operations and present the allocation between controlling and non-controlling interest.  These standards will be effective January 1, 2011, with early adoption permitted. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective in the calendar year 2011.  The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.  The AcSB has confirmed January 1, 2011 as the date that IFRS will replace Canadian GAAP for publicly accountable enterprises.  As a result, the Company will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS.  Adoption of IFRS in place of Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact the reported financial position and results of operations.

IFRS Transition Plan

During fiscal 2009, the following steps were completed as part of the formal IFRS transition plan:

•	A formal project structure including project governance
•	An estimate of required resources (combination of internal and external)
•	A detailed timeline for fiscal 2009 and 2010
•	A proposed training program
•	A comprehensive analysis and review of all IFRS 1 elections

In addition, the Company began a comprehensive analysis of Canadian GAAP and IFRS differences as well as an assessment of the impact on operations, data systems and internal controls over financial reporting.

The Company has identified areas noted below as those expected to have the most significant impact on the financial statements.  The differences are based on IFRS standards effective as at the date of this MD&A.  The International Accounting Standards Board continues to amend and add to current IFRS standards with several projects underway.  The Company’s transition plan includes monitoring actual and anticipated changes to IFRS and related rules and regulations and assessing the impacts of these changes on the Company and its financial statements, including expected dates of when such impacts are effective.  Key differences identified as of the date of this MD&A are as follows:

Impairment of Property, Plant and Equipment

Under Canadian GAAP, whenever the estimated future cash flows on an undiscounted basis of a property is less than the carrying amount of the property, an impairment loss is measured and recorded based on fair values.  Under IFRS, IAS 36 Impairment of Assets (“IAS 36”) requires an impairment charge to be recognized if the recoverable amount, determined as the higher of the estimated fair values less costs to sell or value in use, is less than carrying amount.  The impairment charge under IFRS is equal to the amount by which the carrying amount exceeds the recoverable amount.  The difference in testing and determining an impairment may result in more frequent impairment charges, where carrying values of assets may have been supported under Canadian GAAP on an undiscounted cash flow basis, but cannot be supported on a discounted cash flow basis.

IAS 36 also requires the reversal of any previous impairment losses where circumstances requiring the impairment charge have changed and reversed.  Canadian GAAP does not permit the reversal of impairment losses in any circumstance.

Property, Plant and Equipment

Under Canadian GAAP, costs incurred for property, plant and equipment on initial recognition are allocated to significant components when practicable.  Costs incurred subsequent to the initial purchase of property, plant and equipment are capitalized when they constitute a betterment, which occurs when the productive capacity or useful life of an existing asset is increased or when the associated operating costs is decreased.  Otherwise, these costs are expensed.  Under IAS 16 Property, Plant and Equipment, costs incurred for property, plant and equipment on initial recognition are allocated to significant components, capitalized and depreciated separately over the estimated useful lives of each component.  Practicability of allocating to significant components is not considered under IFRS.  Costs incurred subsequent to the initial purchase of property, plant and equipment are capitalized when it is probable the future economic benefits will flow to the Company over a period and the costs can be measured reliably.  Upon capitalization, the carrying amount of components replaced, if any, are derecognized.  The Company is still analyzing its property, plant and equipment to determine if an opening IFRS balance sheet adjustment is necessary.

Share Based Payments

The Company has examined IAS 2 Share Based Payments (“IAS 2”) and has determined the following differences compared to Canadian GAAP: 1) Instalment vesting periods – Under IAS 2, each new instalment must be treated as a separate issue and therefore be measured at the fair value at each vesting period; 2) Forfeitures – Management is required to estimate expected forfeitures of all option grants.  For any unvested options, the fair value will be recalculated using IFRS guidance upon adoption.

Other Accounting Policies

The Company continues to evaluate the impact of IFRS adoption on other areas, which may result in significant differences from current Canadian GAAP accounting policies.

IFRS Transition Disclosures

As the Company executes its IFRS transition plan and moves from Canadian GAAP to IFRS, the Company's disclosure on accounting differences is expected to increase.  The Company will continue to present its results for fiscal 2010 using Canadian GAAP while also presenting supplementary disclosure for fiscal 2010 according to IFRS.  To accomplish this, in 2010 the Company will effectively maintain two parallel books of account.

Accounting Changes

Financial Instruments – Disclosures

In June 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures”, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The amendments to Section 3862 apply to annual financial statements for fiscal years ending after September 30, 2009. Earlier adoption is permitted.  See Note 13 of the audited consolidated financial statements of the Company as at and for the financial year ended December 31, 2009 (the "2009 Annual Financial Statements") for disclosure.

Goodwill and Intangible Assets

In February 2008, the CICA issued accounting standard Section 3064, "Goodwill and intangible assets", replacing Section 3062, "Goodwill and intangible assets" and Section 3450, "Research and development costs". Various changes have been made to other sections of the CICA handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Section 3064 is applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company adopted this standard commencing in the 2009 fiscal year.  The adoption did not have a significant impact on the Company’s consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires the Company to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The standard was effective for the first quarter of 2009 and is required to be applied retrospectively without restatement of prior periods. The adoption of this standard did not have an impact on the valuation of the Company’s financial assets or liabilities.

Mining Exploration Costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs” which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been considered in the preparation of the 2009 Annual Financial Statements and did not have any additional impact on the valuation of the Company’s exploration assets.

Financial Instruments and Risk Management

Fair Value of Financial Instruments

The balance sheet carrying amounts for cash and cash equivalents, prepaid expenses and other receivables, accounts payable, income tax payable, accrued liabilities, notes payable and due to/from related parties approximate fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Foreign Exchange Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results.  A portion of the Company’s transactions is denominated in Canadian dollars.  Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of operations and deficit.  The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.  See Note 13 of the 2009 Annual Financial Statements for additional details.

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist of cash and cash equivalents.  All cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company ensures that there is sufficient cash to meet its liabilities when they are due.  Temporary surplus funds of the Company are invested in cash equivalents.  The Company arranges the portfolio so that securities mature approximately when funds are needed.  The key to success in managing liquidity is the degree of certainty in the cash flow projections.  If future cash flows are fairly uncertain, the liquidity risk increases.

Mineral Property Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects.  The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

All of the Company's projects are located in the DRC.  The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, hostage taking, military repression, labor unrest, illegal mining, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.  Changes, if any, in mining or investment policies or shifts in political attitude in the DRC may adversely affect the Company's operations.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.  Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights could result in loss, reduction or expropriation of entitlements.  In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.  The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity.  It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

The DRC is a developing nation emerging from a period of civil war and conflict.  Physical and institutional infrastructure throughout the DRC is in a debilitated condition.  The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles.  There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for the Company and its operations.  The DRC continues to experience instability in parts of the country due to certain militia and criminal elements.  While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

The only sources of future funds for further exploration programs which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration.  There is no assurance that such sources of financing will be available on acceptable terms, if at all.  In the event that commercial quantities of minerals are found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore.  The Company currently operates at a loss and does not generate any revenue from its mineral properties.  The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate.  Few properties which are explored are ultimately developed into producing mines.  Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site.  It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely.  The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods.  The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted.  As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency.  Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses.  During fiscal 2009 and fiscal 2008, the Company recorded a foreign exchange loss of $48,863 and a foreign exchange gain of $43,262, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar.  No currency hedge policies are in place or are presently contemplated.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.